Franklin Wireless Corp.

6205 Lusk Boulevard

San Diego, CA 92121

January 4, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Franklin Wireless Corp.
Amendment No.1 to Report on Form 8-K dated December 18, 2012

Dear Sirs:

Accompanying this letter is Amendment No.1 to the Report on Form 8-K dated December 18, 2012 of Franklin Wireless Corp. (the “Company”), responding to your letter of December 27, 2012.

We understand that the Company is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC, and that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Further, we understand that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff's comments and request that the staff contact the undersigned with any questions regarding this letter.

Very truly yours,

Franklin Wireless Corp.

By: /s/ OC Kim

       OC Kim, President